                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No. ______)*

                     EMERALD ISLE BANCORP, INC.
                         (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE
                     (Title of Class of Securities)

                               290923101
                             (CUSIP Number)

                             MYRNA PUTZIGER
                             RUBIN & RUDMAN
                             50 ROWES WHARF
                             BOSTON, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            FEBRUARY 3, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), or check the following box.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                SCHEDULE 13D
CUSIP No. 290923101
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Myrna Putziger
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]
                                                           (b)[ ]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.
------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     O
NUMBER        -----------------------------------------------------------------
OF SHARES      8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY             224,375
EACH PERSON   ----------------------------------------------------------------
WITH           9     SOLE DISPOSITIVE POWER

                     85,906
------------------------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER

                     0
------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       224,375
------------------------------------------------------------------------------
12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
       EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.04%
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 2 of 5 Pages

Effective October 1, 1996, Emerald Isle Bancorp, Inc. (the "Issuer"), a corporation organized under the laws of the Commonwealth of Massachusetts, became the bank holding company for The Hibernia Savings Bank (the "Bank"), a Massachusetts state-chartered savings bank in a share for share exchange in accordance with the provisions of Massachusetts General Laws, Chapter 172,
Section 26B. The Issuer owns one hundred percent (100%) of the common stock of the Bank. The person filing this Statement ("Statement"), Ms. Myrna Putziger ("Ms. Putziger" or the "Reporting Person") beneficially owned more than 5% of the outstanding common stock of the Bank and, after consummation of the acquisition of the Bank by the Issuer, owns more than 5% of the outstanding common stock of the Issuer. Ms. Putziger previously reported changes in her beneficial ownership to the FDIC on Form F-11, and amendments thereto.

This Statement is being filed because of a material increase (one percent or more) in the stock beneficially owned by Ms. Putziger, which occurred on February 3, 1997 when the Issuer paid a twenty-five percent (25%) stock dividend to stockholders of record of the Issuer's common stock at the close of business on January 22, 1997.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $1.00 per share (the "Common Stock") of the Issuer. The Issuer's principal executive offices are located at 730 Hancock Street, Quincy, MA 02170.

Item 2. Identity and Background

The person filing this Statement is Myrna Putziger.

       Set forth below is certain information with respect to Ms. Putziger.

(a)    Myrna Putziger

(b)    Rubin & Rudman
       50 Rowes Wharf
       Boston, MA  02110

(c)    Ms. Putziger's principal occupation is as an attorney with Rubin &
       Rudman.

(d) Ms. Putziger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Ms. Putziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Ms. Putziger is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

As described above, the material increase in Ms. Putziger's holdings resulted from the issuance of a twenty-five percent (25%) stock dividend from the Issuer.

                               Page 3 of 5 Pages

Item 4. Purpose of the Transaction

Ms. Putziger has acquired the shares described in Item 5 for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on February 3, 1997, Ms. Putziger was the beneficial owner of 224,375 shares of Common Stock as described in Item 1, which constitutes 10.05% of the outstanding shares of Common Stock based on 2,232,478 of such shares outstanding.

(b) Of the 224,375 shares, 85,906 shares are owned by Ms. Putziger and 138,468 shares are owned by Michael T. Putziger. Ms. Putziger has the sole power to vote 0 shares and shared power to vote 224,375 shares. Ms. Putziger has sole power to dispose of 85,906 shares and no power to dispose of the 138,468 shares owned by Mr. Putziger.

     The person with whom Ms. Putziger shares power to vote is Michael T. Putziger. Set forth below is certain information with respect to Michael T.
Putziger:

     (a)   Michael T. Putziger;

     (b)   Roche, Carens & DeGiacomo, P.C., 99 High Street, Boston, MA  02110

     (c) Michael T. Putziger's principal occupation is as an attorney with Roche, Carens & DeGiacomo, P.C.


     (e) Michael T. Putziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Michael T. Putziger is a citizen of the United States.

(c)   Transaction during the past 60 days:


Person Effecting  Date of      Number of Shares  Transaction  Price Per Share
the Transaction   Transaction

Myrna Putziger     2/3/97       17,181           Stock Dividend  N/A

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationship with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None.

Signature

After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 10, 1997                            /s/ Myrna Putziger









                             Page 5 of 5 Pages